Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES COMPLETION OF C$5 MILLION FINANCING WITH RIO TINTO

VANCOUVER, BC, May 6, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces it has completed the previously announced private placement with Rio Tinto Canada Inc. ("Rio Tinto") pursuant to Rio Tinto's subscription rights as a result of the Company's recent issuance of common shares.

Rio Tinto acquired 2,609,890 common shares of the Company at a price of C$1.90 per share for proceeds of C$4,958,791, allowing Rio Tinto to maintain its interest of approximately 9.7%.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

CO: Western Copper and Gold Corporation

CNW 16:30e 06-MAY-24